

July 25, 2011

Via E-mail

James A. Merrill
Chief Financial Officer
GMX Resources Inc.
One Benham Place, Suite 600
9400 North Broadway
Oklahoma City, OK 73114

> **Re:** **GMX Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed June 27, 2011**
> **File No. 333-175157**
> **Annual Report on Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2011**
> **File No. 001-32977**

Dear Mr. Merrill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

2. For each selling shareholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

3. Please advise the staff whether each selling securityholder is an affiliate, as defined by Rule 405, of a broker-dealer. If any of the selling securityholders are affiliates of broker-dealers, then include disclosure indicating whether those broker-dealer affiliates:

    *   Purchased the securities to be resold in the ordinary course of business; and

    *   At the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly.

4. We note that you do not specifically incorporate by reference the Current Reports on Forms 8-K, both filed on February 2, 2011. Please revise, and refer to Item 12(a)(2) of Form S-3.

Annual Report on Form 10-K

General

5. You discuss throughout your filing that you utilize hydraulic fracturing in your operations as a means to maximize the productivity of your wells. Please tell us, with a view for disclosure:

    *   The location of your fracturing activities;

    *   Your acreage subject to fracturing;

    *   The percentage of your reserves subject to fracturing;

    *   The anticipated costs and funding associated with fracturing activities; and

    *   Whether there have been any incidents, citations, or suits related to your fracturing operations for environmental concerns, and if so, what has been your response.

6. In regard to your hydraulic fracturing operations, with a view for disclosure, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

    *   Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

    *   Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

    *   Evaluate the environmental impact of additives to the fracturing fluid; and

    *   Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

7. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.

8. Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.

9. In addition, we note your disclosure at page 22 relating to your insurance coverage. Please revise your disclosure to discuss:

    *   The applicable policy limits and deductibles related to the insurance coverage;

    *   The related indemnification obligations and those of your customers, if applicable;

    *   The insurance coverage with respect to any liability related to any resulting negative environmental effects; and

    *   The risks for which you are insured for your hydraulic fracturing operations.

Oil and Natural Gas Reserves, page 10

10. We note that third party engineer firms prepared your proved reserve estimates as of December 31, 2010. Please file reports from these third party engineer firms as exhibits to your Form 10-K. Please note these reports should include all the disclosures outlined in Item 1202(a)(8) of Regulation S-K.

11. We note your disclosure explaining that you reduced your proved undeveloped reserves in 2010 by 53 Bcfe as a result of your decision to not develop the Cotton Valley Sands proved undeveloped locations within the a five year period. Tell us whether this was the only change in your proved undeveloped reserves that occurred during the year, or if there were any quantities of proved undeveloped reserves that were converted into proved developed reserves.

Engineering Comments

General

12. Please provide us with your reserve report as of December 31, 2010. Please include cash flows of all wells and proved undeveloped locations.

Summary Operating and Reserve Data, page 52

13. Please tell us if your lease operating expenses include gathering and transportation costs.

Balance Sheet, page F-4

14. We note $5.7 million of pre-paid expenses on your balance sheet. Please tell us what these expenses are for.

Estimated Quantities of Oil and Natural Gas, page F-40

15. We note the large negative revisions in oil and gas reserves in 2008 and 2009. These appear to be more than just revisions due to performance or price. Please explain these in more detail to us including the basis on which you called these reserves proved when they were first booked.

Definitive Proxy Statement on Schedule 14A

General

16. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

17. Please provide the information required by Item 201(d) of Regulation S-K. Refer to prior comment 17 from our letter to you dated December 30, 2008.

Executive Officers, Compensation and Other Information, page 14

Compensation Discussion and Analysis, page 15

18. Please describe how the compensation committee determined the amount to pay for each element of compensation for each of your named executive officers. We note that your filing does not incorporate your proposed draft disclosures in response to prior comment 19 from our letter to you dated December 30, 2008. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ Brad Skinner for

Anne Nguyen Parker
Branch Chief

cc: James W. Larimore, Esq.
        Crowe & Dunlevy, P.C.